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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                             Laser Power Corporation
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)


                                   51806K 10 4
                         -------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.     51806K 10 4              13G                    PAGE 2 OF 8 PAGES
         --------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Glenn H. Sherman
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
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                      5  SOLE VOTING POWER
                         636,333
     NUMBER OF        ----------------------------------------------------------
       SHARES         6  SHARED VOTING POWER
    BENEFICIALLY         1,415
      OWNED BY        ----------------------------------------------------------
        EACH          7  SOLE DISPOSITIVE POWER
     REPORTING           636,333
       PERSON         ----------------------------------------------------------
        WITH          8  SHARED DISPOSITIVE POWER
                         1,415
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      637,748
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [X]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      10.3%
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 12   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------
* Item 9 excludes 150 shares held in the name of Inamaria Sherman, for the benefit of Margoth Klein, Mrs. Sherman's mother. Mr. Sherman disclaims beneficial ownership of such shares.


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ITEM 1.
           (a)    Name of Issuer:   Laser Power Corporation

           (b)    Address of Issuer's Principal Executive Offices:
                  12777 High Bluff Drive
                  San Diego, CA 92130

ITEM 2.

           (a)    Name of Person Filing:   Glenn H. Sherman

           (b)    Address of Principal Business Office or, if None, Residence:
                  12777 High Bluff Drive, San Diego, CA 92130

           (c)    Citizenship:   USA

           (d)    Title of Class of Securities:   Common

           (e)    CUSIP Number:   51806K 10 4


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b),or 13d-2(b), check whether the person filing is a:


           (a)    [ ]  Broker of dealer registered under Section 15 of the Act,

           (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act,

           (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act,

           (d)    [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act,

           (e)    [ ]  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

           (f)    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (G)    [ ]  Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G); see Item 7,

           (h)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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ITEM 4.    OWNERSHIP

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a)       Amount Beneficially Owned:   637,748*

           (b)       Percent of Class:   10.3%

           (c)       Number of shares as to which such person has:

                       (i)     sole power to vote or to direct the vote:
                               636,333
                      (ii)     shared power to vote or to direct the vote:
                               1,415
                     (iii)     sole power to dispose or to direct the
                               disposition of:   636,333
                      (iv)     shared power to dispose or to direct the
                               disposition of:   1,415

           *Includes 75,999 shares subject to options exercisable within 60 days of December 31, 1997.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

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ITEM 10.   CERTIFICATION

           Not applicable.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                DATE:       February 1, 1998
                                            ----------------------------------





                                BY:         /s/ Glenn H. Sherman
                                            -----------------------------------
                                            Glenn H. Sherman



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